Exhibit 99.2

INVESTOR PRESENTATION April 9, 2026 NMG - NYSE : NOU - TSX STRATEGIC AND PUBLIC EQUITY FINANCING

CAUTIONARY NOTE & FORWARD-LOOKING STATEMENTS

A final base shelf prospectus of Nouveau Monde Graphite Inc. (the **"Company"**) dated December 5, 2025 (the **"Prospectus"**) containing important information relating to the securities to which this presentation (the **"Presentation"**) relates has been filed with the securities regulatory authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission (the **"SEC"**). The Prospectus, any amendment to the Prospectus and any applicable supplement to the Prospectus that have been filed are required to be delivered with this Presentation. Information contained in the Prospectus is subject to completion or amendment.

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Company's securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The Prospectus constitutes a public offering of the Company's securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities in these jurisdictions.

The Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, as well as the documents incorporated by reference therein are accessible through SEDAR+ and EDGAR. Copies of the documents may be obtained from (i) the Vice-President, Legal Affairs and Corporate Secretary of Nouveau Monde Graphite Inc. at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, phone: 1-450-757-8905 and (ii) in Canada by contacting BMO Nesbitt Burns Inc. ("BMO Capital Markets"), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com.

This Presentation does not provide full disclosure of all material facts relating to the Company or its securities. Investors should carefully read the Prospectus, any applicable supplement to the Prospectus, and any amendment to the documents, as well as the documents incorporated by reference therein, for disclosure of those facts, especially risk factors relating to the Company and the securities offered, before making an investment decision.

Neither the SEC nor any state or Canadian securities commission or regulator has approved or disapproved the Company's securities or passed upon the adequacy or accuracy of the Prospectus, any applicable supplement to the Prospectus, and any amendment to the documents, as well as the documents incorporated by reference therein, or determined if the Prospectus, as well as the documents incorporated by reference therein, or any of the above documents is truthful or complete. Any representation to the contrary is a criminal offence.

The Company may offer and sell securities in the United States under the multijurisdictional disclosure system adopted in the United States and Canada and may prepare the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, as well as the documents incorporated by reference therein, in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference in the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, as well as the documents incorporated by reference therein, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board in Canadian dollars and may be subject to foreign auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies. As a result, certain financial information included in or incorporated by reference in the Prospectus may not be comparable to financial information prepared by companies in the United States reporting under U.S. GAAP.

Unless otherwise specified in the applicable supplement to the Prospectus, there is no market through which the debt securities, subscription receipts, warrants, or units of the Company may be sold and purchasers may not be able to resell any securities purchased under the Prospectus. This may affect the pricing of these securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities and the extent of issuer regulation. See the section named "Risk Factors" in the Prospectus.

NMG.com + **NYSE**: NMG | **TSX**: NOU

+ 2 +

CAUTIONARY NOTE & FORWARD-LOOKING STATEMENTS *(continued)*

An investment in the Company's securities involves a high degree of risk and must be considered speculative due to the nature of the Company's business, the present stage of development of its mineral properties and of construction and installation of its facilities, and the fact that the Company's negative cash flow will continue at least until commercial production at the Matawinie Mine Project and/or the Bécancour Battery Material Plants Project is achieved.

Prospective investors should carefully consider the risk factors described in and incorporated by reference into the Prospectus. See section entitled "Risk Factors" in the Prospectus and in any applicable supplement to the Prospectus Prospective investors should be aware that the acquisition of securities described in the Prospectus may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or who are resident in Canada may not be described fully in the Prospectus or in any applicable supplement to the Prospectus and any amendment to the documents, as well as the documents incorporated by reference therein. Prospective investors should carefully read the tax discussion contained in the applicable supplement to the Prospectus with respect to a particular offering of securities.

The ability of investors to enforce civil liabilities under United States federal securities laws may be affected adversely because the Company is incorporated in Canada, most of the Company's officers and directors and most of the experts named in the Prospectus or any applicable supplement to the Prospectus and any amendment to the documents, as well as the documents incorporated by reference therein, are not residents of the United States, and all of Company's assets and all or a substantial portion of the assets of such persons are located outside of the United States.

No underwriters, dealers or agents have been involved in the preparation of the Prospectus, nor have any underwriters, dealers or agents performed any review of the contents of the Prospectus.

You may not take away, reproduce or distribute this Presentation, in whole or in part.

Defined terms
Unless otherwise defined herein, all capitalized terms used in this Presentation have the meanings ascribed to them in the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents.

Forward-looking statements
This Presentation, as well as the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, including the documents incorporated by reference therein, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"), which relate to future events or future performance and reflect management's expectations and assumptions regarding the Company's growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as "may", "would", "could", "will", "should", "expect", "intend", "aim", "attempt", "anticipate", "believe", "study", "target", "estimate", "forecast", "predict", "outlook", "mission", "aspire", "plan", "schedule", "potential", "progress" or the negative of these terms or other similar expressions concerning matters that are not historical facts.

To the extent that any forward-looking statement in this Presentation constitutes "future-oriented financial information" or "financial outlook" within the meaning of applicable securities laws, such information is intended to provide investors with information regarding the Company, including the Company's plan, objectives and goals and may not be appropriate for other purposes and the reader should not place undue reliance on such future-oriented financial information and financial outlook. Future-oriented financial information and financial outlook, as with forward-looking statements generally, are, without limitation, based on the assumptions and subject to the risks set out below. The Company's actual financial position and results of operations may differ materially from management's current expectations and, as a result, the Company's revenue and expenses. The report of PricewaterhouseCoopers LLP incorporated by reference in the Prospectus refers exclusively to the historical financial statements described therein and do not extend to the future-oriented financial information included in this Prospectus Supplement and should not be read to do so.

NMG.com + **NYSE**: NMG | **TSX**: NOU

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NMG

CAUTIONARY NOTE & FORWARD-LOOKING STATEMENTS *(continued)*

In particular, assumptions about the satisfaction of all closing conditions and the successful completion of the Offering within the anticipated timeframe, the ability of the **Company** to successfully execute definitive agreements with respect to the Facilities, on the terms and conditions described herein and/or set forth in the commitment letter (including the amount of the Facilities) or at all, the completion of due diligence by EDC and CIB, the ability of the Company to meet the Facilities' conditions precedent and/or customary closing conditions, the expected timing of completion of the Concurrent Private Placement and the conditions precedent to the Concurrent Private Placement Closing (including obtaining the Shareholder Approvals), as well as statements regarding the **Company's** future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the Bécancour Battery Material Plants Project, the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the intended development of the Matawinie Mine, the intended development of the First-Stage Bécancour Battery Material Plant, the intended development of the Second-Stage Bécancour Battery Material Plant, the intended execution strategy of the Company's projected development of the Matawinie Mine Project and the First-Stage Bécancour Battery Material Plants Project, the development of the First-Stage Bécancour Battery Material Plant, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project, the economic performance and product development efforts, as well as the **Company**'s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plants Project on favorable terms for the Company, including the completion of the financing and the FID, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtake agreements entered into with the **Company**, including the Panasonic Energy Agreement and the A&R Offtake and Joint Marketing Agreement, the ability of the Company to enter into definitive agreements with the GoC and allied country entities and with an established active anode manufacturer, the satisfaction of the conditions precedent to the Panasonic Energy Agreement, and the potential for GM to collaborate on certain shared strategic objectives identified in the non-binding memorandum of understanding with GM, the Company's development activities and production plans, including the operation of the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the ability to achieve the Company's environmental, social and governance initiatives, the execution and implementation of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company's ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Company's green and sustainable lithium-ion active anode material initiatives, the Company's ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Company's electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, defense industries, the Company's competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study, the results of the AACE Project Cost Estimates, the results of the 2023 Uatnan Mining Project Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as of the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the actual results of current development, engineering and planning activities; access to capital and future prices of graphite; inherent risks in new mining operations; inherent risks in the mineral exploration and development activities; the speculative nature of mining development; the impact of inflation and any tariffs, trade barriers and/or regulatory costs; changes in mineral production performance; the uncertainty of processing the Company's technology on a commercial basis; development and production timetables; competition and market risks, pricing pressures, other risks of the mining industry and geopolitical conditions (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); required additional engineering work and other analysis that is required to fully assess their impact; the fact that certain of the initiatives described in the Prospectus, and in the documents incorporated by reference therein, are still in the early stages and may not materialize; business continuity and crisis management; political instability and international conflicts; and such other assumptions and factors described in or incorporated by reference in the Prospectus.

The estimate of capital expenditures (**"capex"**) with respect to the First-Stage Bécancour Battery Material Plant is future-oriented financial information. This projection is, and will remain, an estimate only, and there can be no assurance that it will prove accurate. Such projection is based on numerous assumptions, including the following material assumptions: (i) targeted production capacity and associated design and throughput; (ii) expected capital costs for major processing equipment, raw materials, and installation; (iii) projected labour costs and workforce availability during construction and commissioning; (iv) assumed foreign exchange rates; (v) anticipated costs of site preparation and building; and (vi) expected construction schedule, commissioning timeline, and ramp-up profile. While the Company believes these assumptions are reasonable as of the date of this Presentation, there is no guarantee that they will prove accurate. Investors should not rely on the future-oriented financial information on the construction of, and the production from the First-Stage Bécancour Battery Material Plant made by the Company. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements that is included herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

NMG.com + **NYSE**: NMG | **TSX**: NOU

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NMG

CAUTIONARY NOTE & FORWARD-LOOKING STATEMENTS *(continued)*

Market and industry data

Market and industry data presented throughout in this Presentation, as well as in the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, including the documents incorporated by reference therein, was obtained from third party sources and industry reports, publications, websites and other publicly available information, as well as industry and other data prepared by the Company or on the behalf of the Company on the basis of the Company's knowledge of the markets in which the Company operates, including information provided by suppliers, partners, customers and other industry participants.

This Presentation also contains or references certain market, industry and peer group data which is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this Presentation and accordingly, the accuracy and completeness of such data is not guaranteed.

The Company believes that the market and economic data presented in this Presentation, as well as in the Prospectus, any applicable supplement to the Prospectus and any amendment to the documents, including the documents incorporated by reference therein is accurate as of the date of publication and, with respect to data prepared by the Company or on behalf of the Company, that estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data in this Presentation, as well as in the Prospectus and any documents mentioned above, are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecasts in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable as of the date of publication, the Company has not independently verified any of the data from third-party sources referred to this Presentation, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

Cautionary note regarding Mineral Reserve and Mineral Resource Information

Information regarding mineral reserve and mineral resource estimates included in this Presentation were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (**"NI 43-101"**) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the **"CIM Definition Standards"**), as required by NI 43 101. Unless otherwise indicated, all mineral reserve and resource information in this Presentation, have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of Subpart 1300 of Regulation S-K (**"S-K 1300"**) adopted by the SEC, and reserve and resource information contained in this Presentation may not be comparable to similar information disclosed by U.S. companies reporting under S-K 1300. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of S-K 1300, and any reserves or resources reported in compliance with NI 43-101 may not qualify as "reserves" or "resources" under S-K 1300.

Éric Desaulniers, President and Chief Executive Officer of the Company, who is a non-independent "qualified person" for the purposes of NI 43-101, is responsible for reviewing and approving certain information of a scientific or technical nature contained in this Presentation.

NMG.com + **NYSE**: NMG | **TSX**: NOU

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CAUTIONARY NOTE & FORWARD-LOOKING STATEMENTS *(continued)*

US Disclaimer

This Presentation is not a prospectus or an offering memorandum pursuant to applicable United States securities laws. The securities of the Company may not be offered or sold in the "United States", or to, or for the account or benefit of, "U.S. persons" as such terms are defined in Regulation S under the United States Securities Act of 1933, as amended (the **"U.S. Securities Act"**), unless pursuant to the registration requirements of the U.S. Securities Act and all applicable state securities laws or pursuant to an exemption or exclusion from such registration requirements.

The Company has filed with the SEC a registration statement on Form F-10, as amended (File No. 333-291778) (the **"Registration Statement"**), containing the Prospectus and will file with the SEC a supplement to the Prospectus for the offering to which this Presentation relates. Before you invest, you should carefully read the Prospectus and the supplement to the Prospectus and the documents incorporated by reference in, or filed as exhibits to, the Registration Statement, for more complete information about the Company and this offering. You may obtain these documents and other documents for free by visiting the SEC's website at http://www.sec.gov/edgar or by requesting them (i) from the Company from the Vice-President, Legal Affairs and Corporate Secretary of Nouveau Monde Graphite Inc. at 481 Brassard Street, Saint-Michel-des-Saints, Québec J0K 3B0, phone: 1-450-757-8905 and (ii) in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com

NMG.com + **NYSE**: NMG | **TSX**: NOU 6

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL NMG.com + NYSE : NMG | TSX : NOU + 7 + + COMPANY OVERVIEW » The Company aims to become an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon - neutral advanced graphite materials. The Company is developing an integrated ore - to - processed - graphite value chain to serve tomorrow’s industries in energy, defense, technology, and manufacturing in Québec, Canada. With recognized ESG standards and structuring partnerships, the Company is set to become a strategic supplier to the world’s leading lithium - ion battery and EV manufacturers, providing advanced materials (sources: Bloomberg Finance L.P., CDP and Benchmark Mineral Intelligence) » The Common Shares of the Company are listed on the New York Stock Exchange (NYSE) under the ticker NMG and on the Toronto Stock Exchange (TSX) under the ticker NOU

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL NMG.com + NYSE : NMG | TSX : NOU + 8 + + FUNDING OVERVIEW AND STATUS OF THE MATAWINIE MINE PROJECT » NMG expects to have fully secured the funds required for construction of the 106 ktpy Phase - 2 Matawinie Mine following the Offering Closing and Concurrent Private Placement Closing: − ~US$213 million strategic equity investments have been committed by IQ, CGF, and ENI under the Concurrent Private Placement − ~US$84 million Subscription Receipts to be issued under the public Offering under the Prospectus Supplement − US$335 million of senior secured project debt committed by EDC and the CIB » The Offering Price will correspond to the subscription price per Common Share subscribed for under the Concurrent Private Placement » In parallel, the Company’s achievements include: − Commercial and offtake agreements executed with the Government of Canada, Panasonic Energy, and Traxys (subject to conditions precedents) − Matawinie is shovel ready with close to 80% advancement in detailed engineering and 50% of capex secured by key contracts wit hin expected NI 43 - 101 capex estimates − Completion of the Offering and the Concurrent Private Placement are expected to enable the Company to proceed to the final investment decision (“FID”) for the Phase - 2 Matawinie Mine − The Matawinie Mine Project has been recognized by the Government of Canada’s Major Projects Office as a project of national i mpo rtance − FID for 13 ktpy active anode material (“AAM”) First - Stage Bécancour Battery Plant targeted for H2 2026

+ SUB-RECEIPTS PUBLIC EQUITY FINANCING - TERM SHEET

Term Sheet	
Issuer:	Nouveau Monde Graphite (the "Company")
Offering:	Treasury offering of 45.6 million subscription receipts ("Subscription Receipts"), as described below (the "Offering")
Offering Price:	US$1.84 per Subscription Receipt (the "Offering Price")(1)
Offering Amount	~US$84 million (~US$96 million assuming the exercise in full of the Over Allotment Option)
Over-Allotment Option:	The Company has granted the Underwriters (as defined below) an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.
Use of Proceeds	The net proceeds from the Offering will be used for funding the design, engineering and construction of the Phase-2 Matawinie Mine and for general and administrative expenses and general working capital of the Corporation.
Concurrent Private Placement	The Company will complete a non-brokered private placement for approximately US$213 million at the Offering Price (the "Concurrent Private Placement"), with Investissement Québec, Canada Growth Fund Inc. and Eni S.p.A. The Concurrent Private Placement shall occur immediately prior to the issuance of the Common Shares underlying the Subscription Receipts. Closing of the Concurrent Private Placement forms part of the Escrow Release Conditions and is subject to shareholder approvals, including approval pursuant to Regulation 61-101 – *Protection of minority security holders in special transactions* and, as applicable, the Toronto Stock Exchange rules (the "Shareholder Approvals"). The Company expects to convene a special meeting of shareholders on or about May 13, 2026 for the Shareholder Approvals.

Key Dates

- **Announcement and launch: April 9 at market close**
- **Books close: April 10, 8:00am**
- **Closing of subscription receipts offering: on or about April 16**
- **Shareholder vote: May 13, 2026**
- **Closing of private placement and release of funds from escrow: May 2026**

Source: Company filings

1. Representing the same price as the private placement of common shares to strategic investors.

NMG.com + NYSE: NMG | TSX: NOU

+ 9 +

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL NMG.com + NYSE : NMG | TSX : NOU + 10 + + SUB - RECEIPTS PUBLIC EQUITY FINANCING - TERM SHEET (CONT’D) Term Sheet Each Subscription Receipt represents the right to receive, for no additional consideration and without further action, one co mmo n share of the Company (a “Common Share”) upon satisfaction of the Escrow Release Conditions, as described below. If ( i ) the notices to be provided to TSX Trust Company (the “Subscription Receipt Agent”) and the Bookrunners (as defined below) b y t he Company certifying that the Escrow Release Conditions have been satisfied (the “Escrow Release Notice and Direction”) are not delivered on or before 11:59 p.m. (Montréa l t ime) on July 31, 2026 (unless extended by the Company with the prior written consent of the Bookrunners (the “Termination Time”), (ii) a “termination event” as such term is define d i n the subscription receipt agreement (the “Termination Event”) to be entered into in the context of the Offering, or (iii) the Company has advised the Bookrunners and the Subscript ion Receipt Agent or announced to the public that it does not intend to proceed with obtaining the Shareholder Approvals or completing of the Concurrent Private Placement (in either case, th e earliest of such times being the “Termination Date”), holders of Subscription Receipts will receive the full purchase price of the Subscription Receipt, together with their pro ra ta portion of income (including interest) generated thereon, calculated from the date of closing of the Offering and up to but excluding the Termination Date (less any applicable withhol din g taxes). Subscription Receipts The gross proceeds from the Offering, less 50 % of the Underwriters’ Fee (as defined below) will be held in escrow by the Subscription Receipt Agent (the “Escrowed Funds”), together with any interest and other income actually earned thereon, and invested in short - term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a province or a Canadian chartered bank, until the earlier of ( i ) satisfaction or waiver of the Escrow Release Conditions, and (ii) the Termination Time . Since 50 % of the Underwriters’ Fee will be paid by the Company to the Underwriters on the Closing Date, such amount will not form part of the Escrowed Funds . Therefore, the aggregate amount that holders of the Subscription Receipts shall be entitled to receive from the Subscription Receipt Agent in the event of a Termination Event will be greater than the aggregate amount of the Escrowed Funds . The Company will therefore be required to pay the Subscription Receipt Agent as agent on behalf of holders of Subscription Receipts an amount equal to 50 % of the Underwriters’ Fee such that 100 % of the gross proceeds of the Offering, plus the interest or other income actually earned on the investment of the Escrowed Funds, would be returned to holders of Subscription Receipts . On or immediately after the closing of the Concurrent Private Placement, the Company will deliver the Escrow Release Notice and Direction , and the Escrowed Funds, together with interest and other income actually earned thereon, less 50 % of the Underwriters’ Fee, will be released to or as directed by the Company . The Escrow Release Conditions will be : ( i ) the Company obtaining the Shareholder Approvals, (ii) the closing of the Concurrent Private Placement, and (iii) the satisfaction or waiver of the other escrow release conditions under the subscription receipt agreement to be entered into in the context of the Offering (collectively, the “Escrow Release Conditions”) . Escrow Release Conditions

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL NMG.com + NYSE : NMG | TSX : NOU + 11 + + SUB - RECEIPTS PUBLIC EQUITY FINANCING - TERM SHEET (CONT’D) Term Sheet Bought deal by way of a prospectus supplement to be filed in all provinces of Canada and pursuant to the multijurisdictional dis closure system in the United States. Form of Offering: An application will be made to list the Subscription Receipts in U.S. dollars on the Toronto Stock Exchange (the “TSX”) and the Common Shares issuable pursuant to the terms of the Subscription Receipts on the TSX and on the NYSE. Listing of the Subscription Receipts and Common Shares will be subject to t he Company fulfilling all of the applicable listing requirements of the TSX and NYSE, as applicable. The existing common shares are listed on TSX under the symbol “NOU”, on the New York Stoc k E xchange under the symbol “NMG”. Listing and Trading: Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, FHSAs and DPSPs. Eligibility : A syndicate of underwriters (the “Underwriters”) led by BMO Capital Markets and National Bank Financial Inc. (the “Bookrunner s”) . Underwriters : 5.00% of the gross proceeds of the Offering (the “Underwriters’ Fee”) Of the total Underwriters’ Fee, 50% will be payable by the Company at the time of the closing of the Offering out of general fun ds, and the balance will be paid from the proceeds of the Offering held in escrow upon satisfaction of the Escrow Release Conditions. Underwriters ’ Fee : On or about April 16, 2026 Closing

+ PLANNED TO BE ONE OF THE G7'S LARGEST INTEGRATED NATURAL GRAPHITE PRODUCER

MATAWINIE

MINE & CONCENTRATOR

Flake graphite



Mine and concentrator expected to produce **106 ktpy of high-purity flake** graphite concentrate

25-year life of mine

FID expected following the Offering Closing and Concurrent Private Placement Closing[1]

BÉCANCOUR

BATTERY MATERIAL PLANTS

Active anode material



Processing of graphite concentrate into AAM via the initial Phase-2 AAM facility with expected annual average capacity of approximately 13 ktpy with the First Stage Bécancour Battery Material Plant, with planned additional AAM facility with expected annual average capacity of approximately 44 ktpy with the Second-Stage Bécancour Battery Material Plant

Short road transport (150 km) northeast of Montréal to the Bécancour Battery Material Plants

FID for the First-Stage Bécancour Battery Material Plant targeted for H2 2026


UATNAN
MONTRÉAL

UATNAN

MINE & CONCENTRATOR

Large volume of flake graphite

Mine and concentrator to produce **500 ktpy of flake** concentrate[2]

24-year life of mine[2]

Enabling NMG to supply future anticipated growth in North America and Europe

[1] FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totaling US$335 million which will be available at the level of NMG Matawinie Inc. ("NMG Matawinie"), a wholly owned subsidiary of the Corporation, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.

[2] The 2023 Uatnan Mining Project Report is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. There is no certainty that the resource development, production, and economic forecasts on which the 2023 Uatnan Mining Project Report is based will be realized. There are a number of risks and uncertainties identifiable to any new project and usually cover the mineralization, process, financial, environmental, engineering and permitting aspects. The Uatnan Project is no different and an evaluation of the possible risks was undertaken as part of the 2023 Uatnan Mining Project Report. There are known significant risk factors such as graphite price, ability to fund the Uatnan Mining Project, fluctuation of oil, metals and other commodity prices, change in mining laws, environmental laws and permitting.

NMG.com + NYSE: NMG | TSX: NOU

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+ STRIVING TO BECOME A GRAPHITE MATERIAL LEADER FOR THE WESTERN WORLD

OUR PLAN
PHASE 1

In operation since 2018

"DE-RISKING"

- ✓ Demonstration facilities for fully-integrated operations
- ✓ ~2ktpy of anode material
- ✓ Product qualification

→

OUR GOAL
PHASE 2

Ongoing engineering and financing

EXECUTION

- ✓ Matawinie Mine (FID following the Offering Closing and Concurrent Private Placement Closing) (1)
- ✓ Commercial and offtakes agreements executed with the Government of Canada, Traxys, and Panasonic Energy(2)
- ✓ Key permits and authorizations in place
- » First Stage Bécancour Battery Material Plant (targeting FID in H2 2026)
- » Further expansion to increase AAM production to an additional 44 ktpy with Second-Stage Bécancour Battery Material Plant

→

OUR VISION
PHASE 3

Under development

GROWTH OPTIONALITY

- » Uatnan Mining Project: development for an expected targeted production of 500 ktpy of flake graphite concentrate



Aims to become a leading supplier of advanced graphite materials for Western economies

Source: Company filings

1. FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totaling US$335 million which will be available at the level of NMG Matawinie, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents.
2. Subject to conditions precedents.

NMG.com + NYSE: NMG | TSX: NOU

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NMG

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL + 14 + ENERGY + Energy storage for AI/data centres + Grid - scale battery systems for solar and wind power + Nuclear industry components + GROWING INDUSTRIES ARE HUNGRY FOR GRAPHITE TECHNOLOGIES + Batteries + EVs + Hydrogen fuel cells + Foils for electronics + Communications systems NEXT - GEN MATERIALS + Thermal and fire protection materials + Advanced construction materials and composites . MANUFACTURING + Refractories for steel, cement and glass industries Securing critical minerals is fundamental to strengthening national security, achieving energy independence, and fueling long - term economic prosperity

+ MATAWINIE MINE FINANCING AND FID

FID to proceed with the design, engineering and construction of the Phase-2 Matawinie Mine, expected to be made following the closing of the Offering and the Concurrent Private Placement, on the basis of, among other things, access to the net proceeds from the Offering, the Concurrent Private Placement and to the Facilities committed to be provided by EDC and CIB totaling US$335 million which will be available at the level of NMG Matawinie, upon completion of the definitive documentation, final legal, insurance and regulatory due diligence, and satisfaction of customary conditions precedents

Sources and Uses of Proceeds

Summary of Uses	US$ million
Capital expenditure (CAPEX) for the construction of the Phase-2 Matawinie Mine[1]	421
Additional contingency[2]	53
Total Capital Expenditure (CAPEX)	**474**
Financing costs[3], general and administrative expenses, and general working capital	44
Closure and rehabilitation costs[4]	24
Total Uses Before Cost overrun facilities	**542**
Cost overrun facilities[5]	85
Total Uses	**627**

Summary of Sources	US$ million
Net proceeds from the Offering[6]	79
Net proceeds from the Concurrent Private placement[6]	**213**
ENI	70
CGF	82
IQ	61
Facilities[7]	**335**
Senior Secured Term Loan Facilities	290
Senior Secured Cost Overrun Debt Facilities	45
Total Sources	**627**

Source: Feasibility study

Note: All amounts are presented in U.S. dollars unless otherwise stated. Total may not add up due to rounding.

1. Please refer to the details of the capital expenditure for the construction of the Phase-2 Matawinie Mine provided for in the 2025 Updated Feasibility Study.
2. Includes additional contingency, reflects a change of rate of exchange for conversion of United States dollars into Canadian dollars from 1.40 to 1.37, and incorporates escalation amounts that were not included in the capital costs provided in the 2025 Updated Feasibility Study but were required under the Facilities.
3. Financing-related costs, including interest capitalized during the construction phase of the Phase-2 Matawinie Mine and other financing-related fees.
4. Closure and mine rehabilitation cost for the Matawinie Mine Project provided for in the 2025 Updated Feasibility Study.
5. The cost overrun facility provides additional protection against construction cost overruns, subject to defined conditions. See "The Corporation – Recent Development".
6. The estimated net proceeds from the Offering and the Concurrent Private Placement, after deducting the Underwriters' Fee and the estimated expenses and costs of the Offering and the Concurrent Private Placement payable by the Company, are expected to be approximately US$292 million assuming no exercise of the Over-Allotment Option (~US$304 million assuming the exercise in full of the Over-Allotment Option). The net proceeds from the exercise of the Over-Allotment Option, if any, is expected to be applied towards the general and administrative expenses and general working capital of the Corporation.
7. Facilities committed to be provided by EDC and CIB totaling US$335 million, including US$290 million senior secured term loan facilities and US$45 million senior secured cost overrun debt facilities. See "The Corporation – Recent Development" in the Prospectus Supplement.

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NMG

+ NMG HAS SECURED DEBT AND OFFTAKE COMMITMENTS

Senior Debt – Total Commitments

Lenders	EDC / CIBC
Senior Secured Term Loan Facility	US$290 mm
Senior Secured Cost Overrun Facility	US$45 mm
Total	**US$335 mm**

- ✓ **Term**: 15 years with 3.5 grace period on capital repayments
- ✓ **Interest on Term Loan:**
  - Pre-completion: SOFR + 500bps
  - Post-completion: SOFR + 450bps
- ✓ **Interest on Cost Overrun Facility:**
  - Pre-completion: SOFR + 525bps
  - Post-completion: SOFR + 475bps

Commercial and offtake agreements sufficient to potentially secure close to 100% of the entire future output of flake graphite from the Phase-2 Matawinie Mine

Flake Concentrate Offtake Agreements

CUSTOMER	VOLUMES (KTPY)	TENOR	PRICING
Government of Canada [1]	» Approximately 30 ktpy – 30 ktpy under take-or-pay	» Seven-year tenor commencing upon start of production at the Matawinie Mine Project	» Fixed North American market price for a basket of products ranging from fine to large and jumbo flakes at a minimum 94% Cg purity level
Panasonic ENERGY [2]	» 25 ktpy – ~13 ktpy of AAM	» Seven-year tenor, commencing post-construction of the First-Stage Bécancour Battery Material Plant	» AAM pricing based on offtake agreements with Panasonic Energy
TRAXYS	» 20 ktpy – 10 ktpy under take-or-pay agreement – 10 ktpy available for sale on spot market	» Seven-year tenor commencing upon start of production at the Matawinie Mine Project	» Take-or-pay volumes based on market indices, with spot market volumes sold at prevailing market prices
eni	» NMG entered into the ENI Side Letter pursuant to which NMG agreed, among other things, to negotiate in good faith the terms of a potential offtake agreement relating to up to 15,000 tpy of flake graphite concentrate produced by NMG or an equivalent volume of AAM produced at the Bécancour Battery Material Plants Project, on an exclusive basis. See "The Concurrent Private Placement – ENI Side Letter"		

Source: Company filings

1. Subject to customary conditions precedent including governmental appropriations and NMG's positive FID.
2. Subject to conditions precedents.

NMG.com + NYSE: NMG | TSX: NOU

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NMG

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL NMG.com + NYSE : NMG | TSX : NOU DESCRIPTION QUANTUM CUSTOMER » Global energy company headquartered in Italy, engaged in the development, production, and supply of energy solutions across traditional and low - carbon businesses, with a market capitalization of approximately €67bn » US$70 mm New Shareholder » $15 ථ billion public investment fund, operating at arm’s length from the Government of Canada, that uses risk - absorbing instruments to catalyze private investment in low - carbon projects, technologies, companies, and supply chains in support of Canada’s economic and climate objectives » ~US$82 mm (1) Shareholder since 2024 » Government - owned corporation that supports Québec’s economic development by providing financing, tailored solutions, and advisory support to businesses of all sizes, while promoting exports and attracting foreign investment across the province » ~US$61 mm Shareholder since 2017 + 17 + + NMG HAS SECURED EQUITY FROM LONG - TERM INVESTORS WITH SIGNIFICANT FINANCIAL RESOURCES Source: Company filings 1. Subject to a maximum 19.9% ownership.

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL NMG.com + NYSE : NMG | TSX : NOU The Company expects to have fully secured the funds required for construction of the Phase - 2 Matawinie Mine following the Offering Closing and Concurrent Private Placement Closing x ~80% of detailed engineering completed x Preparatory work completed on site x 50% of capital expenditures secured by key contracts, with costs within projections of the 2025 Matawinie Mine Feasibility Study x All key permits secured and key agreements with First Nation and local community in place x As provided in the 2025 Matawinie Mine Feasibility Study, the Company could benefit from clean technology investment tax credits to recover up to 30% of eligible capital + 18 + + CONSTRUCTION OF THE MATAWINIE MINE PROJECT HAS REACHED AN ADVANCED STAGE OF RISK MITIGATION First Production Targeted within 31 months of FID

NMG.com + NYSE : NMG | TSX : NOU PROPRIETARY & CONFIDENTIAL NMG.com + NYSE : NMG | TSX : NOU + 19 + + CLEAR PATH TO FID AND CONSTRUCTION OF THE FIRST - STAGE BÉCANCOUR BATTERY MATERIAL PLANT Phase - 1 demonstration plants for integrated production have enabled successful qualification of the product with Panasonic, leveraging proven, optimized processing technology: x Full 13 ktpy production committed under the Panasonic Energy Agreement, subject to conditions precedent x Brownfield site acquired in Bécancour industrial park with 22,000 m2 large industrial facility should enable the Company to align development timeline with Matawinie Mine Project x Strategic location limiting distance to the Matawinie Mine Project, highway, railroad, and port infrastructures x The Company expects the industrial building should enable to lower infrastructure costs, and optimize capex per tonne FID for the First - Stage Bécancour Battery Material Plant targeted for the second half of 2026

GREEN BATTERY MATERIALS

TO POWER THE ENERGY REVOLUTION

CORPORATE OFFICE

995 Wellington Street, Suite 240
Montréal (Québec) H3C 1V3
Canada

NMG.com

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CONTACT

Marc Jasmin
Director, Investor Relations
+1 450 757-8905 #993
mjasmin@nmg.com



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